Alcon, Inc.







Worldwide Leader
in Ophthalmic Research and Manufacturing
Systane
VIGAMOX
CIPRODEX
STERILE OTIC SUSPENSION
TRAVATAN
(travoprost ophthalmic solution) 0.004%
Alcon
2.5mL Sterile
Rx Only
Alcon
Patanol
(Olopatadine Hydrochloride Ophthalmic Solution) 0.1%
5 mL Sterile



























Systane
OPTI-FREE Express
Patanol
TRAVATAN

Alcon

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on October 21, 2004, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 12, 2004, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com



Management Presentation by

Cary Rayment
President & CEO

Jacqualyn Fouse
Senior Vice President of Finance & CFO



Financial Results

(For the quarters and nine months ended September 30, 2004 and 2003)

Third Quarter Financial Highlights

	Q3 04	Q3 03	Growth
Global Sales	$ 958.1	$ 822.7	16.5%
Net Earnings	$ 194.3	$ 153.1	26.9%
Reported EPS*	$ 0.62	$ 0.49	26.5%

*Diluted earnings per share.

(dollars in millions, except per share amounts)



September YTD Financial Highlights

	YTD 04	YTD 03	Growth
Global Sales	**$ 2,960.9**	**$ 2,555.2**	**15.9%**
Net Earnings	**$ 684.5**	**$ 461.5**	**48.3%**
Adjusted Net Earnings	**$ 626.9**	**$ 461.5**	**35.8%**
Reported EPS*	**$ 2.20**	**$ 1.49**	**47.7%**
Adjusted EPS*	**$ 2.02**	**$ 1.49**	**35.6%**

*Diluted earnings per share for both reported and adjusted.   *(dollars in millions, except per share amounts)*



Reported vs. Adjusted Net Earnings

	Q3 04	Q3 03	YTD 04	YTD 03
Reported Net Earnings	$ 194.3	$ 153.1	$ 684.5	$ 461.5
Tax Settlements and Credits	--	--	(57.6)	--
Adjusted Net Earnings*	$ 194.3	$ 153.1	$ 626.9	$ 461.5

*Adjusted net earnings helps investors better compare results of operations from 2004 and 2003. *(dollars in millions)*



Reported vs. Adjusted Earnings Per Share

	Q3 04	Q3 03	YTD 04	YTD 03
Reported Diluted EPS	$ 0.62	$ 0.49	$ 2.20	$ 1.49
Tax Settlements and Credits	--	--	(0.18)	--
Adjusted Diluted EPS*	$ 0.62	$ 0.49	$ 2.02	$ 1.49

*Adjusted diluted EPS helps investors better compare results of operations from 2004 and 2003.



Third Quarter Income Statement Detail

	Q3 04	% of Sales	Q3 03	% of Sales
Gross Profit	$ 709.5	74.1%	$ 594.4	72.2%
SG & A	$ 310.1	32.4%	$ 265.4	32.3%
Research & Development	$ 101.8	10.6%	$ 87.4	10.6%

(dollars in millions)



September YTD Income Statement Detail

	YTD 04	% of Sales	YTD 03	% of Sales
Gross Profit	$2,148.3	72.6%	$1,806.5	70.7%
SG & A	$ 913.2	30.8%	$ 820.7	32.1%
Research & Development	$ 282.0	9.5%	$ 254.9	10.0%
Effective Tax Rate*	30.0%		30.4%	

*YTD 2004 excludes the impact of tax settlements and tax credits of $57.6 million recorded in Q2 2004. *(dollars in millions)*



Balance Sheet Highlights

	9/30/04	12/31/03
Short and Long Term Borrowings	$ 891.5	$ 1,410.3
Cash and Cash Equivalents	$ 880.2	$ 1,086.0
Consolidated S/H Equity	$ 1,936.5	$ 1,591.5
A/R Change (From 12/31/03)	12.2%	N/A
Inventory Change (From 12/31/03)	(5.8%)	N/A

(dollars in millions)



Geographic and Product Line Sales



Geographic Sales Breakdown

YTD 2004



YTD 2003





Global Product Line Sales

YTD 2004



45.3%
40.4%
14.3%
Surgical
Pharmaceutical
Consumer

YTD 2003



45.4%
39.5%
15.1%
Surgical
Pharmaceutical
Consumer



Pharmaceutical Sales

$1,400
$1,200
$1,000
$800
$600
$400
$200
$0

+ 18.6%

$1,196.0

$1,008.3

+ 20.1%

$376.4

$313.5

Q3 2003   Q3 2004   YTD 2003   YTD 2004

(dollars in millions)



Alcon 15

Surgical Sales



$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$380.6
$438.5
+ 15.2%
$1,159.4
$1,341.5
+ 15.7%
Q3 2003
Q3 2004
YTD 2003
YTD 2004

(dollars in millions)

Consumer Products Sales

$500 —

$400 —

$300 —

$200 —

+ 11.4%

$100 —

+ 9.3%

Q3 2003	Q3 2004	YTD 2003	YTD 2004
$128.6	$143.2	$387.5	$423.4

(dollars in millions)



17

2004 Outlook



2004 Full Year Financial Guidance

- Sales range from \$3.85 to \$3.90 billion
  - Healthy global growth across major product lines
  - Share gains from recent product launches
  - Less currency benefit
  - Ciloxan® expiration



2004 Full Year Financial Guidance

- **EPS range from $2.52* to $2.55***

  – **Mix improvement from new products**

  – **Leveraging operating infrastructure**

  – **Increased promotional and R&D activity**

  – **Ciloxan® expiration**

***Excludes impact of tax benefits recorded in Q2 2004.**



Reported vs. Adjusted Earnings Guidance

	Lower	Higher
EPS Guidance - Reported Basis	**$ 2.70**	**$ 2.73**
Tax Settlements and Credits	(0.18)	(0.18)
EPS Guidance – Adjusted Basis*	**$ 2.52**	**$ 2.55**

***Adjusted EPS guidance helps investors better compare results of operations from 2004 and 2003.**



Alcon, Inc.



Worldwide Leader
in Ophthalmic Research and Manufacturing





